Exhibit 2.3

Equity Transfer Agreement

Transferor: Ms. Jing Ma

Transferee: Shanghai Tony Fun Brand Management Co., Ltd.

1.	Transferor agrees to transfer her equity interests in Beijing Tony Fun Investment Consulting Co., Ltd. (hereinafter “Beijing Tony Fun”) with a carrying value of RMB 4 million to Transferee;
2.	Transferee agrees to accept the above said transfer;
3.	The official date of the transfer is March 16, 2018, from which date Transferor will longer enjoy any right or have any obligations in Beijing Tony as a result of the equity transfer, and Transferee shall enjoy the rights and undertake the obligations in Beijing Tony Fun as a result of the equity transfer.

This agreement will come into effect as of the signature by both parties.

Transferor (signature): Ms. Jing Ma

Transferee (sealing): Shanghai Tony Fun Brand Management Co., Ltd.

Executed Date: March 16, 2018